Exhibit 99.17

Kodak Announces Expiration of its Option Exchange Program for Employees

ROCHESTER, N.Y., February 26, 2002 - Eastman Kodak Company announced today that the offer under its employee stock option tender offer exchange program expired at 11:59 P.M. Eastern time (U.S.) on February 22, 2002. The outstanding current options properly tendered for exchange by eligible employees have been accepted. Pursuant to the offer, eligible employees tendered for exchange outstanding current options to acquire approximately 25,728,667 shares of Common Stock. On the terms and conditions set forth in the offer, Kodak will grant new options to those eligible employees on or about August 26, 2002 (the first business day at least six months and one day from the Expiration Date). The new options will be issued with a grant (exercise) price equal to the mean between the high and low trading price of the Kodak Comon Stock on the New York Stock Exchange on the date the new options are granted (or as modified to comply with local laws for new options granted outside the United States) and otherwise subject to the terms and conditions of the Offer.

The option exchange program applied to all outstanding options held by eligible employees, including the two all-employees grants made in 1998 and 2000, with respective grant prices of $65.91 and $53.94. The five highest-ranking officers of the company are excluded from participating in the exchange program.

The program is structured to comply with the Financial Standards Accounting Board guidelines in order to achieve the same accounting treatment as the original option grants.

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Editor's Note: For additional information about Kodak, visit our web site on the
Internet at: www.kodak.com/